UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Encision Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29254Q104

(CUSIP Number)

Timothy J. Wynne

1625 South Tacoma Way

Tacoma, WA 98409

253-709-2984

With a Copy to:

David E. Myre, Jr.

Hillis Clark Martin & Peterson P.S.

999 Third Ave., Suite 4600

Seattle, WA 98104

206-623-1745

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29254Q104	Page 2 of 4

1	NAME OF REPORTING PERSON Timothy J. Wynne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 463,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 463,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.34%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29254Q104	13D	Page 3 of 4

1	NAME OF REPORTING PERSON Brett M. Telford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 463,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 463,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.34%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29254Q104	SCHEDULE 13D	Page 4 of 4

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on December 27, 2016 by Timothy J. Wynne and Brett M. Telford, as amended by that Amendment No. 1 filed with the Securities and Exchange Commission on January 19, 2017 by Timothy J. Wynne and Brett M. Telford, as further amended by that Amendment No. 2 filed with the Securities and Exchange Commission on February 13, 2017 by Timothy J. Wynne and Brett M. Telford, as further amended by that Amendment No. 3 filed with the Securities and Exchange Commission on March 8, 2017 by Timothy J. Wynne and Brett M. Telford, and as further amended by that Amendment No. 4 filed with the Securities and Exchange Commission on June 15, 2017 by Timothy J. Wynne and Brett M. Telford with regards to the Common Stock of Encision Inc. (as amended, the “Statement”). This Amendment No. 5 is the final amendment to the Statement and constitutes an “exit filing” for the Reporting Persons as the Reporting Persons beneficially own less than five percent of the shares of Common Stock of Issuer.

Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings given to them in the Statement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) , (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2017, there were 10,683,355 shares of the Common Stock outstanding as of July 31, 2017.

At the close of business on August 18, 2017, the Reporting Persons beneficially owned 463,512 shares of Common Stock of Issuer, constituting approximately 4.33% of the shares of the Common Stock issued and outstanding.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, swaps and options, if any, that were effected in the past sixty days by the Reporting Persons for the benefit of the Reporting Persons.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e)	August 18, 2017.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.2, Trading Data, is amended and supplemented with Exhibit 99.2 attached hereto and incorporated herein by this reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2017

/s/ Timothy J. Wynne
Timothy J. Wynne

/s/ Brett M. Telford
Brett M. Telford

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.2	Trading Data